UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Jaguar Health, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

47010C706

(CUSIP Number)

May 08, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	47010C706

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John Fife and Fredrick Waid

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

1,908,651 on behalf of John M. Fife, 0 on behalf of Fredrick Waid

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

1,908,651 on behalf of John M. Fife, 0 on behalf of Fredrick Waid

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,086 on behalf of John M. Fife, 1,889,565 on behalf of Fredrick Waid

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9,99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

*The percentages set forth herein are calculated based on 19,105,622 shares outstanding as of May 19, 2023, as reported by the Issuer in its Annual Report to Security Holders filed with the SEC on June 1, 2023.

Item 1.

(a)	Name of Issuer
Jaguar Health, Inc.

(b)	Address of Issuer’s Principal Executive Offices
200 Pine Street, Suite 400 San Francisco, CA 94104

Item 2.

(a)	Name of Person Filing
John M Fife Fredrick Waid

(b)	Address of Principal Business Office or, if none, Residence
John M Fife: 303 East Wacker Drive, Suite 1040 Chicago, IL 60601 Fredrick Waid: 303 East Wacker Drive, Suite 1040 Chicago, IL 60601

(c)	Citizenship
United States of America

(d)	Title of Class of Securities
Common Stock, Par Value $0.0001 Per Share

(e)	CUSIP Number
47010C706

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 19,086

(b)	Percent of class: 0.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,908,651

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,908,651

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

The 1,908,651 shares referenced in this Schedule 13G are issued into the name of Uptown Capital, LLC, a Utah limited liability company (“Uptown”). Uptown is wholly-owned by Andersonville Capital, LLC, a Delaware limited liability company (“Andersonville”). Andersonville is 99% beneficially owned by the Van Sicklen Road Trust (the “Trust”) and 1% beneficially owned by John M. Fife (“Fife”). The Trust is managed by Fredrick Waid, who serves as its trustee. Fife has sole voting power of Andersonville.

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

John Fife

Date: July 13, 2023	By:	/s/ John Fife
Name: John Fife

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)